Nortel Inversora S.A.

Alicia Moreau de Justo 50, Piso 11

C1107AAB—Buenos Aires

Argentina

April 24, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Nortel Inversora S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on April 24, 2015. This disclosure can be found on pages 32-34 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Nortel Inversora S.A.

By:	/s/ Patrizio Graziani
Name:	Patrizio Graziani
Title:	Chairman of the Board of Directors (1)

(1)       Our Chairman of the Board of Directors, who under Argentine law is also our President, acts as both the principal executive officer and principal financial officer.